EXHIBIT 8

SUBSIDIARIES

The following are our “significant subsidiaries”, as that term is defined by applicable rules of the Securities and Exchange Commission

Company Name	Country of Incorporation	Proportion of Ownership Interest(1)
Smedvig Rig AS	Norway	100%
Smedvig Offshore AS	Norway	100%
AS Smedvig Prodrill	Norway	100%
Smedvig Asia Ltd	Hong Kong	100%

(1) Ownership percentage reflects proportion of voting power, as well as economic interest in the company